FG MERGER CORP.
105 S. Maple Street
Itasca, Illinois 60143

February 14, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	FG Merger Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-262298) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. EST on February 16, 2022, or as soon thereafter as practicable.

Very truly yours,

FG Merger Corp.

By:	/s/ M. Wesley Schrader
	Name:	M. Wesley Schrader
	Title:	Chief Executive Officer